By U.S. Mail and Facsimile

                                                     	June 28,
2005

Mr. Steve Careaga
Chief Executive Officer
Nannaco, Inc.
7235 North Creek Loop
Gig Harbor, WA 98335

      Re:	Nannaco, Inc.
		Form 10-KSB for Fiscal Year Ended September 30, 2004
		Filed February 2, 2005
      File No. 0-50672

Dear Mr. Careaga:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at
(202) 551-3865 or, in his absence, to the undersigned at (202)
551-
3768.


							Sincerely,


						John Cash
								Accounting Branch Chief








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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE